# Nasdaq Regulation



**Eun Ah Choi**
Senior Vice President
Global Head of Regulatory Operations


August 7, 2025


Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


Division of Corporation Finance:

This is to certify that on August 7, 2025, The Nasdaq Stock Market (the "Exchange") received from Etoiles Capital Group Co., Ltd (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:


Class A Ordinary Shares, par value US$0.0001 per share


We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.


Sincerely,

*Eun Ah Choi*